

September 9, 2022

Charles Lauber
Executive Vice President and Chief Financial Officer
A. O. Smith Corporation
11270 West Park Place
Milwaukee, Wisconsin 53224

> **Re: A. O. Smith Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 11, 2022**
> **File No. 001-00475**

Dear Mr. Lauber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1. We note that you provided more expansive disclosure in your Corporate Responsibility & Sustainability Report ("CRS Report") than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CRS Report.

Risk Factors, page 7

2. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.

3. We note your disclosure regarding environmental litigation on page 13. Please disclose any material litigation risks related to climate change and explain the potential impact to

the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

4. It appears you have identified climate-related projects in your CRS Report, such as energy efficiency projects to lessen environmental impacts. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   - decreased demand for goods that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   - increased competition to develop innovative new products that result in lower emissions;
   - increased demand for generation and transmission of energy from alternative energy sources; and
   - any anticipated reputational risks resulting from operations or products that produced material greenhouse gas emissions.

6. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
   - quantification of weather-related damages to your property or operations;
   - potential for indirect weather-related impacts that have affected or may affect your major customers; and
   - any weather-related impacts on the cost or availability of insurance.
   Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods as part of your response, as applicable.

7. We note your disclosure on page 26 about compliance costs related to federal, foreign, state, and local environmental laws. Please tell us about and quantify any compliance costs related to climate change for each of the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.

8. If material, please provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Include quantitative information regarding these types of transactions for each of the periods for which financial statements are presented in your Form 10-K and for future periods as part of your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 or Ethan Horowitz at 202-551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing